Filed Pursuant To Rule 433

Registration No. 333-217785

December 7, 2017

LET THE GOOD TIMES ROLL? Following a year of strong returns and abnormally low volatility, investors are concerned that stretched valuations and stagnating long-term rates could cap return potential. Consider these 3 strategies to prepare portfolios for 2018: Don’t Bet Against Bonds in a Rising Rate Environment Short rates are poised to rise, but fears of a bond bubble may be greatly exaggerated as growth remains low, term premiums are negative and infltation remains globally subdued, constraining rates. With tight credit spreads creating an asymmetrical return profille for traditional high yield, investors will need to think differently about how to clip a coupon. Implementation Ideas TOTL SPDR® DoubleLine® Total Return Tactical ETF FLRN SPDR Bloomberg Barclays Investment Grade Floating Rate ETF SPIB SPDR Portfolio Intermediate Term Corporate Bond ETF SRLN SPDR Blackstone / GSO Senior Loan ETF CJNK SPDR ICE BofAML Crossover Corporate Bond ETF Look Overseas for Opportunities Arising from Improving Growth With valuations in the US stretched, more opportunities exist abroad, supported by improving economic growth, upbeat earnings and improving sentiment backstopped by continued accommodative monetary policy and a less tenuous political ecosystem. Overseas gains in 2017 were in the double digits; however, those returns were driven primarily by growth and not multiple expansion, indicating there may be room to run. Implementation Ideas SPDW SPDR Portfolio Developed World ex-US ETF SPEM SPDR Portfolio Emerging Markets ETF FEZ SPDR EURO STOXX 50® ETF GWX SPDR S&P® International Small Cap ETF Temper Tail Risk Because All Good Times Eventually End 2017 was the year of low volatility, with the CBOE VIX Index registering more days below 10 than in all of its 26 previous years combined. Episodic volatility dented sentiment for very brief periods but then receded, the definition of unforeseen risk. The market wants to “Let the Good Times Roll,” but risks beneath the surface could constrain how “good” it gets. Implementation Ideas GLD® SPDR Gold Shares SPTL SPDR Portfolio Long Term Treasury ETF SPDR MSCI StrategicFactorsSM Suite Prior to 10/16/2017, the SPDR Portfolio Intermediate Term Corporate Bond ETF (SPIB) was known as the SPDR Bloomberg Barclays Intermediate Term Corporate Bond ETF (ITR); the SPDR Portfolio Emerging Markets ETF (SPEM) was known as the SPDR S&P Emerging Markets ETF (GMM) and the SPDR Portfolio Long Term Treasury ETF (SPTL) was known as the the SPDR Bloomberg Barclays Long Term Treasury ETF (TLO). Prior to 10/31/2017, the SPDR ICE BofAML Crossover Corporate Bond ETF (CJNK) was known as the SPDR BofA Merrill Lynch Crossover Corporate Bond ETF (CJNK). Prior to 12/07/2017, the SPDR Portfolio Developed World ex-US ETF (SPDW) was known as the SPDR Portfolio World ex-US ETF (SPDW), prior to 10/16/2017, it was known as the SPDR S&P World ex-US ETF (GWL). Fed Rate Hikes Are Pushing Short Yields Higher, Flattening the Yield Curve Yield (%) Change in Basis Points 4.0 120 76 79 76 3.0 64 80 52 37 2.0 14 40 1 1.0 -7 0 -24 0.0 1M 3M 6M 1Y 2Y 3Y 5Y 7Y 10Y 30Y -40 n Change — US Treasury Actives Curve 12/31/16 — US Treasury Actives Curve 11/16/17 Source: Bloomberg Finance L.P., State Street Global Advisors, as of 11/17/2017. Past performance is not a guarantee of future results. EPS Growth Has Driven International Returns % 40 32 30 28 22 20 17 10 0 -10 US Developed ex-US Emerging Markets Eurozone n YTD Changes to EPS in USD n Dividend Yield n Multiple Expansion l Actual YTD Return (USD) Source: Bloomberg Finance L.P., as of 10/31/2017. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Regions represented as follows: US: S&P 500 Index; Dev. ex-US: MSCI EAFE Index; EM: MSCI EM Index; Eurozone: MSCI Europe Index. Low Volatility Is Prevalent Across Asset Classes 90 Day Standard Deviation 10 Year Percentile Rank (%) 100 80 60 40 20 0 MSCI Bloomberg Bloomberg Bloomberg Bloomberg ACWI Index Barclays US Barclays Barclays Commodity Index Aggregate US High Yield EM Debt Bond Index Corporate Aggregate Bond Index Index l Current as of 11/28/2017 l Average Percentile in 2017 l 1 Year Ago Source: Bloomberg Finance L.P., as of 11/28/2017. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Standard deviation is a historical measure of the volatility of returns. If an exposure has a high standard deviation, its returns have been volatile; a low standard deviation indicates returns have been less volatile.

Glossary
Bloomberg Commodity Index (BCOM) A broadly diversified commodity price index distributed by Bloomberg Indexes.
Bloomberg Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US.
Bloomberg Barclays Emerging Markets Hard Currency Aggregate Index
A flagship hard currency Emerging Markets debt benchmark that includes USD-denominated debt from sovereign, quasi-sovereign, and corporate EM issuers.
Bloomberg Barclays U.S. Corporate High Yield Bond Index A benchmark that measures the US corporate market of non-investment grade, fixed-rate corporate bonds.
ssga.com | spdrs.com
For Public Use. Important Risk Information
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 617 664 7727.
This material is for informational purposes only and does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. There is no representation or warranty as to the current accuracy of, nor liability for, decisions based on such information.
Actively managed funds do not seek to replicate the performance of a specified index. An actively managed fund may underperform its benchmark. An investment in the fund is not appropriate for all investors and is not intended to be a complete investment program.Investing in the fund involves risks, including the risk that investors may receive little or no return on the investment or that investors may lose part or even all of the investment.
Passively managed funds hold a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index.
Foreign (non-U.S.) Securities may be subject to greater political, economic, environmental, credit and information risks. Foreign securities may be subject to higher volatility than U.S. securities, due to varying degrees of regulation and limited liquidity. These risks are magnified in emerging markets.
Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss.
Investments in Senior Loans are subject to credit risk and general investment risk.
Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Portfolio.
Securities with floating or variable interest rates may decline in value if their coupon rates do not keep pace with comparable market interest rates. Narrowly focused investments typically exhibit higher volatility and are subject to greater geographic or asset class risk. The Fund is subject to credit risk, which refers to the possibility that the debt issuers will not be able to make principal and interest payments.
A “value” style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on “value” equity securities are less than returns on other styles of investing or the overall stock market. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market.
Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions.
Investing involves risk, and you could lose money on an investment in GLD.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as Securities are classified as high yield if the middle rating of Moody’s, Fitch, and S&P is
Ba1/BB+/BB+ or below.
MSCI ACWI A market capitalization weighted index designed to provide a broad measure of equity-market performance throughout the world. The MSCI ACWI is maintained by Morgan Stanley Capital International (MSCI), and is comprised of stocks from both developed and emerging markets.
S&P 500 Index A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures approximately 80% coverage of available market capitalization.
weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission
(“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053 GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.
For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com
BLOOMBERG®, a trademark and service mark of Bloomberg Finance L.P. and its affiliates, and BARCLAYS®, a trademark and service mark of Barclays Bank Plc, have each been licensed for use in connection with the listing and trading of the SPDR Bloomberg Barclays ETFs. Standard & Poor’s, S&P and SPDR are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. DoubleLine is a registered trademark of DoubleLine Capital LP.
Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. State Street Global Advisors Funds Distributors, LLC is the distributor for certain registered products on behalf of the advisor. SSGA Funds Management has retained GSO Capital Partners & DoubleLine Capital LP as the sub-advisor.GSO Capital Partners and DoubleLine Capital LP are not affiliated with State Street Global Advisors Funds Distributors, LLC. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1-866-787-2257 or visit spdrs.com. Read it carefully.
Not FDIC Insured • No Bank Guarantee • May Lose Value
© 2017 State Street Corporation. All Rights Reserved.
State Street Global Advisors ID11446-IBG-25974 1217 Exp. Date: 12/31/2018

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.